November 3, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Kevin Woody, Branch Chief

Jennifer Monick, Senior Staff Accountant

Division of Corporation Finance

RE:

Inland Western Retail Real Estate Trust, Inc. File No. 000-51199

Form 10-K for the fiscal year ended December 31, 2009 (filed February 26, 2010)

Form 10-Q for the quarterly period ended June 30, 2010 (filed August 11, 2010)

Dear Mr. Woody and Ms. Monick:

This letter is in response to your letter dated October 21, 2010 (the “October Letter”).  Capitalized terms used herein and not defined shall have the same meaning as defined in the October Letter and, if not defined therein, in our Annual Report on Form 10-K for the year ended December 31, 2009 or Form 10-Q for the quarterly period ended June 30, 2010.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.

Please expand your disclosure in future filings to include a discussion of properties that had fair values less than their carrying amounts.  Within your disclosure, please ensure that you specifically identify the properties and their carrying amounts, the percentages by which the undiscounted cash flows exceed the carrying amounts, the significant assumptions used in the undiscounted cash flow analyses that you have relied upon, and a discussion of the degree of uncertainty associated with those key assumptions.  Within your response, please provide us with the expanded disclosure you intend to provide in future filings.

For those properties with impairment indicators and whose carrying values are deemed to be unrecoverable, we believe our disclosure on page 31 within the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our Form 10-K for the fiscal year ended 2009 is sufficient.  Once we conclude a property’s carrying value is deemed to be unrecoverable, we will then estimate the fair value of such property.  Our methodology and key assumptions to estimate the fair value of our investment properties had been disclosed in Note 17, Fair Value Measurements, to the Consolidated Financial Statements on pages 99 – 100 of our Form 10-K for the fiscal year ended December 31, 2009.  For those properties determined to be unrecoverable that had fair values less than their carrying amounts, we would record an impairment charge during the period.  We believe that our disclosure contained in Note 16, Provision for Impairment of Investment Properties, to the Consolidated Financial Statements on pages 96 – 97 of our Form 10-K for the fiscal year ended December 31, 2009 already identifies the property location, property type, approximate square footage and provision for impairment for each property that had fair values less than their carrying amounts.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

We will revise our disclosure for the MD&A section beginning with our Form 10-Q for the quarterly period ended September 30, 2010 to indicate the number of properties with impairment indicators but whose carrying values are deemed to be recoverable and to reflect that no additional impairment provisions were warranted for such properties.  We believe that specific identification of these properties and their carrying amounts are not appropriate given the negative competitive consequences.

For those properties with impairment indicators but whose carrying values are deemed to be recoverable, we will add disclosure regarding the requested percentages by which the undiscounted cash flows exceed the carrying amounts.  We believe that the disclosure contained in our Critical Accounting Policies and Estimates regarding Impairment of Long-Lived Assets on page 46 within MD&A of our Form 10-K for the fiscal year ended December 31, 2009 includes an appropriate discussion of the significant assumptions used in the undiscounted cash flow analyses and the degree of uncertainty associated with those assumptions.  We believe estimated fair values were not required to be determined for properties for which the undiscounted cash flows showed recovery of the carrying value. As such, we did not determine such fair values because such additional procedures are not required by ASC 360.

The following disclosure will be included in our Form 10-Q for the quarterly period ended September 30, 2010, subject to finalization.

“Based on the results of our evaluations for impairment (see Notes XX and XX to the consolidated financial statements), we recognized impairment charges of $XX and $6,700 for the three months ended September 30, 2010 and 2009, respectively.  We recognized impairment charges of $XX and $44,000 for the nine months ended September 30, 2010 and 2009, respectively.  Although XX of our properties had impairment indicators at September 30, 2010, undiscounted cash flows for those properties exceeded their respective carrying values by a weighted average of XX%.  Accordingly, no additional impairment provisions were warranted for these properties.”

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(1)

Organization and Basis of Presentation, page 6

2.

We note your disclosure on page 7 that “[a]s the Company addresses its maturing mortgages payable, it has reduced its overall debt and staggered future mortgage maturity dates so that no more than $550,000 will come due in any one year.”  We further note your debt maturity table on page 19.  In light of the appearance that approximately $665 million in debt is due in 2011, please tell us how you determined that no more than $550 million will come due in one year.

The $550 million discussed on page 7 of our Form 10-Q for the quarterly period ended June 30, 2010 relates, as stated, to future mortgage maturities, which excludes our line

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

of credit because it is not considered to be mortgage debt.  However, the debt maturity table on page 19 of our Form 10-Q for the quarterly period ended June 30, 2010 includes our line of credit, which matures in 2011 and had a balance of $133 million as of June 30, 2010, in addition to mortgage debt.  No more than $550 million (rounded) of mortgage debt will come due in any one year as of June 30, 2010.  In future filings, we will disclose the amount of nonmortgage debt, if any, included in the debt maturity table.

(15)

Litigation, page 26

3.

We note that you have settled a lawsuit on July 14, 2010 and have accrued $10 million related to the settlement.  Please provide to us a chronological analysis supporting management’s compliance with ASC 450 regarding this lawsuit.  Please ensure that you address each of the reporting periods affected, the timing of the accrual, and the disclosures provided.

As previously disclosed in our filings up through and including our Form 10-Q for the quarterly period ended September 30, 2009, we continued to believe after consultation with counsel that the plaintiffs’ allegations were without merit and we intended to vigorously defend the lawsuit.  We also believed that there was no amount of loss that was determined to be both probable and reasonably estimable, so we did not accrue any amounts through September 30, 2009, in accordance with ASC 450.

In early January 2010, the parties to the lawsuit commenced settlement negotiations through non-binding mediation.  As a result of progress in the ongoing settlement negotiations through the date of filing our Form 10-K for the fiscal year ended December 31, 2009, we accrued $6 million, which at the time, represented our best estimate to settle this lawsuit.  As of December 31, 2009, we believed this loss was both probable and reasonably estimable in accordance with ASC 450.

Subsequent to the filing of our Form 10-K for the fiscal year ended December 31, 2009, continued progress in the settlement negotiations resulted in us revising our estimated loss to $10 million.  In accordance with ASC 450, we accrued an additional $4 million in the quarterly period ended March 31, 2010.

In July 2010, after considerable negotiations the lawsuit was settled by us and all other defendants and was preliminarily approved by the court, subject to final approval by the court.  Pursuant to the settlement, we agreed to pay fees and expenses of counsel for plaintiffs of up to $10 million as disclosed in our Form 10-Q for the quarterly period ended June 30, 2010.   No additional accrual of loss was required as a result of this settlement.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to supplying our response to you directly via facsimile, the above comments and response have been filed on EDGAR.  We believe our response to this letter fully addresses your concerns as articulated in your letter of October 21, 2010.  If I can be of any further assistance, please feel free to contact me directly at 630.645.7241.

Sincerely

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes

Steven P. Grimes

Chief Executive Officer, President

Chief Financial Officer and Treasurer

Copies:

Dennis K. Holland, General Counsel

James W. Kleifges, Chief Accounting Officer

Robert G. Hertel, Jr. DLA Piper US LLP